Exhibit 1
15th March, 2007
The New York Stock Exchange,
11, Wall Street,
New York,
NY 10005
USA
Dear Sir,
Sub: Change in Directorship
We wish to inform you that pursuant to the provisions of the Banking Regulation Act, 1949, Dr. Venkat Rao Gadwal has relinquished his office and ceased to be a Director of the Bank with effect from the close of business hours on March 14, 2007. Dr. Gadwal was appointed as a Director of the Bank with effect from March 15, 1999.
As per sub-section (2A) of Section 10A of the Banking Regulation Act, 1949, no director of a banking company, other than its chairman or whole-time director, by whatever name called, shall hold office continuously for a period exceeding eight years.
Dr. Gadwal was a member of the Audit and Compliance Committee of the Bank. Consequent to his relinquishment of office of Director of the Bank, the composition of the Audit and Compliance Committee will be as under:
1) Mr. Arvind Pande
2) Mr. Ashim Samanta
3) Mr. Gautam Divan
4) Mr. C.M. Vasudev
This is for your information and records.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary